David P. Cedro	Office (504) 799-1970
Senior Vice President,	Fax (504) 535-2714
Chief Accounting Officer and Controller	dcedro@eplweb.com

January 31, 2011

VIA Fax 202-772-9220

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy Partners, Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 11, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 4, 2010

Definitive Proxy Statement Filed April 23, 2010

Filed April 23, 2010

File No. 001-16179

Dear Mr. Schwall,

Energy Partners, Ltd. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated December 30, 2010 regarding your comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (our “2009 Form 10-K”), Form 10-Q for the quarterly period ended September 30, 2010 and Definitive Proxy Statement filed April 23, 2010. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For your convenience, each response is prefaced with the exact text of the Staff’s comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.	Comment

In light of recent events involving the Deepwater Horizon, as well as the fact that you operate primarily in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event you are involved in an explosion or similar event. For example, and without limitation, please address the following:

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

•	Disclose the applicable policy limits and deductibles related to your insurance coverage;
•	Disclose your related indemnification obligations, if applicable;
•

Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether you would be entitled to indemnification with respect to any such claims;

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and
•	Provide further detail on the risks for which you are insured for your offshore operations.

Response:

We propose adding text similar to the following disclosure in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2010 (our “2010 Form 10-K”), which we expect to file with the SEC prior to the March 16, 2011 due date.

We may not be insured against all of the operating risks to which our business is exposed.

In accordance with industry practice, we maintain insurance coverage against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties from operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our oil and gas properties, operational control of wells, oil pollution, third party liability, workers’ compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery, as well as sub-limits and/or self-insurance. Additionally, our insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages and losses.

Currently, we have general liability insurance coverage with an annual aggregate limit of $2.0 million and umbrella liability coverage with an aggregate limit of $150.0 million applicable to our working interest. We also have an offshore property physical damage policy that contains a $70.0 million annual aggregate named windstorm limit. Our operational control of well coverage provides limits that vary by well location and depth and range from a combined single limit of $20.0 million to $75.0 million per occurrence. Deepwater wells have a coverage limit of $50.0 million per occurrence. Additionally, we maintain $70.0 million in oil pollution liability coverage. Our control of well and oil pollution liability policy limits are scaled proportionately to our working interests, except for our deepwater control of well coverage, which limit is to our working interest and all of our policies described above are subject to deductibles, sub-limits and/or self-insurance. Under our service agreements, including drilling contracts, generally we are indemnified for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

An operational or hurricane related event may cause damage or liability in excess of our coverage, which might severely impact our financial position. We may be liable for damages from an event relating to a project in which we are a non-

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

operator, but have a working interest in such project. Such an event may also cause a significant interruption to our business, which might also severely impact our financial position. For example, we experienced production interruptions in 2005, 2006 and 2007 from Hurricanes Katrina and Rita and in 2008 and 2009 from Hurricanes Gustav and Ike for which we had no production interruption insurance.

We reevaluate the purchase of insurance, policy limits and terms annually each April. In light of the recent catastrophic accident in the Gulf of Mexico, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations in the Gulf of Mexico, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.

2.	Comment

In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response:

We maintain an Oil Spill Response Plan (OSRP) that defines our response requirements and procedures and remediation plans in the event we have an oil spill. OSRPs are generally approved by the BOEMRE bi-annually, except when changes are required to our plan, in which case revised plans are required to be submitted for approval at the time changes are made. We believe our OSRP specifications are consistent with the requirements set forth by the BOEMRE.

3.	Comment

In connection with the Gulf of Mexico drilling moratorium, please update us on the status of your drilling in the Gulf and your compliance with NTL 2010-N05 and 2010-N06.

Response:

Our East Bay field has been the focus of our exploration and development activities during 2010. This field has numerous Louisiana state exploratory and development drilling opportunities as well as opportunities in the Federal OCS waters. As a result, our drilling and development plans were not significantly directly impacted by the Gulf of Mexico drilling moratorium.

We are in compliance with NTL’s 2010-N05 and 2010-N06. Regarding NTL 2010 N05 (“N05”) we note the following:

1.	We submitted a general certification to the BOEMRE dated June 25, 2010, regarding compliance with all operating regulations pursuant to 30 CFR 250.
2.	We do not utilize subsea blow-out preventer systems or surface blow-out preventers on floating platforms; therefore, Recommendation 8 of N05 is not applicable to us.

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3.	Regarding Recommendations 1, 2 and 7 of N05, we understand that the rig companies and providers of other covered service equipment are providing the necessary rig-specific and/or equipment-specific information and that we will verify such documentation as required pursuant to N05.
4.	Regarding Recommendation 3 of N05, we intend to have a third party Professional Engineer approve our design.
5.	We believe Recommendations 5 and 6 of N05 are not applicable to us.

Oil and Natural Gas Reserves, page 5

4.	Comment

Please revise your reserve table to conform to the tabular presentation 1202(a), or tell us why such presentation is not required. For example, specifically disclose the amount of proved undeveloped reserves in tabular format.

Response:

We propose to include the disclosure in our 2010 Form 10-K in the following format in order to conform our tabular presentation to that in Item 1202(a) by including proved-undeveloped reserves in a tabular format in a manner similar to the following:

As of December 31,
	2010	2009	2008
Total estimated net proved reserves:
Oil (Mbbls)
Natural gas (Mmcf)
Total (Mboe)
Net proved developed reserves:
Oil (Mbbls)
Natural gas (Mmcf)
Total (Mboe)
Net proved undeveloped reserves:
Oil (Mbbls)
Natural gas (Mmcf)
Total (Mboe)

Should we elect to disclose possible reserves or probable reserves, such reserve categories will also be disclosed in the tabular format specified in Item 1202(a).

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

5.	Comment

We note your disclosure at page 6 of amounts in barrels of oil equivalent. Please disclose the basis for such equivalency. See Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Response:

We included in Part I, Item 1 the third paragraph under the heading “Overview” in our 2009 Form 10-K the following which we believe is compliant with the requirements pursuant to Instruction 3 to Item 1202(a)(2) of Regulation S-K:

We produce both oil and natural gas. Throughout this Annual Report, when we refer to “total production,” “total reserves,” “percentage of production,” “percentage of reserves,” or any similar term, we have converted our natural gas reserves or production into barrel equivalents. For this purpose, six thousand cubic feet of natural gas is equal to one barrel of oil, which is based on the relative energy content of natural gas and oil. Natural gas liquids are aggregated with oil in this Annual Report.

6.	Comment

We note that your proved undeveloped reserves as of December 31, 2009 were associated with infill exploitation reserve in proven reservoirs, which generally are up-dip reserves and/or reserves where the existing wellbore is not mechanically viable, requiring a new or replacement wellbore to enable production. Please clarify how these plans constitute a development project as contemplated by Question 108.01 of the Compliance and Disclosure Interpretations (C&DIs) of the Oil and Gas Rules in Regulation S-X and Regulation S-K.

Response:

Our response to the SEC’s comment 7 below addresses our plans with respect to the remaining proved undeveloped reserves.

7.	Comment

With respect to your narrative discussion of proved undeveloped reserves, please revise to disclose all of the information required by Item 1203 of Regulation S-K, including, without limitation, the following:

•	The material changes in PUDs that occurred during the year, including PUDs converted to proved developed reserves; and
•	The investments and progress made during the year to convert PUDs to proved developed reserves, including, but not limited to, capital expenditures.

Response:

We disclosed the following in the bullet entitled “Depletion, Depreciation and Amortization of Oil and Natural Gas Producing Properties” under the header “Discussion of Critical Accounting Policies” in Part II, Item 7 of our 2009 Form 10-K:

In 2009, we had negative revisions of 0.6 Mmboe, representing 2% of our total proved reserves of 36.8 Mmboe as of December 31, 2008. In 2008, we had negative revisions of 5.5 Mmboe, representing 12% of our total proved reserves of 45.3 Mmboe as of December 31, 2007. The negative revisions in 2008 resulted from a combination of price decreases in both oil and natural gas (3.5 Mmboe) and

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

performance (2.0 Mmboe). Our past revisions have had minimal impact on our DD&A rates because they have been relatively low as a percentage of our reserve base and/or related to fields with little cumulative production. Historical revisions are not necessarily indicative of potential future revisions.

We believe this disclosure is compliant with the requirements pursuant to Item 1203 of Regulation S-K. Our PUDs decreased 2% or 121 MBOE from December 31, 2008 to December 31, 2009. We did not conclude that such decrease was material for further discussion in our narrative. As a result of declining oil and gas prices, contraction in the credit markets and our reduced liquidity and reorganization during 2009, we disclosed in our 2009 Form 10-K that our capital investment in our oil and gas properties was significantly curtailed. These conditions resulted in a relatively low development investment and low progress converting PUDs to proved-developed reserves in 2009. We also disclosed a material increase in our initial authorized capital budget for the year 2010, which initial budget was subsequently increased and was heavily weighted toward development expenditures. The return to more normal commodity prices, credit markets and our improved liquidity allowed for an expansion of expenditures on converting PUDs in 2010. Nevertheless, the level of certainty related to our plans and expectations have changed with respect to certain of the PUDs existing as of December 31, 2009. As a result, we intend to reduce our PUD bookings as of December 31, 2010.

We propose to include the following narrative discussion following the oil and natural gas reserves table in our 2010 Form 10-K.

As of December 31, 2009, our proved-undeveloped reserves (“PUDs”) totaled 4,897 Mbbls of oil and 10,239 Mmcf of natural gas, for a total of 6,604 MBoe. Included in these PUDs are 4,178 MBoe that have been included in proved-undeveloped reserves for longer than five years. Our PUDs at December 31, 2009, were associated with infill exploitation reserves in proven reservoirs which generally are up-dip reserves and/or reserves where the existing wellbore is not mechanically viable, requiring a new or replacement wellbore to enable production. During 2010, we converted 332 MBoe of PUDs to proved-developed reserves. Our PUDs as of December 31, 2010, also reflect a decrease of approximately 4,300 MBoe related to PUDs aged greater than five years for which funds were not committed in our 2011 development plan. We expect our remaining PUDs as of December 31, 2010, of 2,055 MBoe to begin converting from proved-undeveloped to proved-developed as the planned development projects begin in 2011. Of the seven planned future development projects related to our PUDs, consisting of five sidetracks and two horizontal wells, three sidetracks and both horizontal wells are part of our committed 2011 development plan. The remaining two sidetracks are awaiting depletion of the current producing zones and are projected to occur in 2012. We project future development costs relating to the development of the PUDs remaining at December 31, 2010, to be approximately $21.3 million in 2011, $12.1 million in 2012, $0.5 million in 2013, $4.0 million in 2014, and $2.5 million thereafter.

We confirm to you that for any annual period in which changes to our PUDs are material, we will disclose such changes, including PUDs converted to proved-developed reserves as well as investments and progress made during the year to convert PUDs to proved-developed reserves pursuant to the requirements under Item 1203 of Regulation S-K.

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

8.	Comment

We note your disclosure at page 6 regarding your internal controls. Please expand your description of the internal controls used in the reserves estimation effort. See Item 1202(a)(7) of Regulation S-K.

Response:

We propose to revise in our 2010 Form 10-K our description of our internal controls used in the reserves estimation effort by expanding our disclosure to include content similar to the following:

Our Vice President, Reserves (formerly our Director of Corporate Reserves and Planning), is the technical person primarily responsible for overseeing the preparation of our reserve estimates and compliance with our policies. He is a registered petroleum engineer with extensive experience in reservoir analysis and reports directly to our executive management. At the end of each year, our reserve estimates are prepared by outside petroleum engineering firms. As of December 31, 2010, our estimates of proved reserves are based on fully-engineered reserve reports prepared by the independent petroleum engineering firms Netherland, Sewell and Associates, Inc. and Ryder Scott Company, L.P., both nationally recognized engineering firms.

We have internal controls in place to provide reasonable assurance of compliance with SEC rules in determination of our reserve estimates. These controls include:

•	corporate policies which require reserve estimates to be in compliance with SEC guidelines;
•	data on new discoveries is reviewed by the Vice President, Reserves, and our outside engineering firms for evaluation and incorporation into our reserve estimates;
•	year-end reserve estimates are reviewed by our Vice President, Reserves, and our chief executive officer and other senior management; and
•	revisions are communicated to the Company’s Board of Directors.

Acreage, page 8

9.	Comment

We note that the leases covering more than half of your undeveloped acreage will expire by 2012. With a view toward disclosure, please discuss your current plans with respect to this acreage, including what steps you plan to take, if any, to retain these properties, as well as any related estimated costs.

Response:

In our disclosure related to our acreage on page 8, we refer the reader to “-Financial Condition, Liquidity and Capital Resources” in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this section, we describe our initial authorized 2010 capital budget of approximately $45 million for exploration and development expenditures and its focus on existing development opportunities and converting nonproducing reserves to production. Although, as you note, the net acreage covered by leases expiring through 2012 represents a meaningful percentage of our total undeveloped net acreage, the amount of capitalized costs associated with these leases is relatively low because we had, as of December 31, 2008, in connection with our liquidity challenges at the time, fully impaired our undeveloped lease costs for leases expiring in 2009 and 2010. As of December 31, 2009, leases expiring in

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2011 consisted of four leases with an aggregate net book value of $2.6 million. As of December 31, 2009, leases expiring in 2012 consisted of three leases with an aggregate net book value of $0.4 million.

We propose to expand our disclosures in Part I, Item 1 of our 2010 Form 10-K to provide a description similar to the following of our plans with respect to our undeveloped acreage subject to impending expiration dates including the steps we plan to take to avoid any unwanted lease expirations:

We continually assess our undeveloped lease inventory for exploration opportunities and, where appropriate, develop strategies to maintain our inventory by allocating resources of the Company to such leases or arranging for the participation of others including farm-outs and the use of prospect generation consulting geologists. We currently have no plans to continue developing strategic opportunities for leases covering 69% of the acreage expiring in 2011. As of December 31, 2010, the net book value of the leases expiring in 2011 and 2012 is $0.6 million and $0.4 million, respectively. Leases covering 28% of our undeveloped net acreage expire in 2011 (primarily related to our deepwater and offshore central and western Louisiana area), 12% in 2012, 42% in 2013, 3% in 2014, 7% in 2015 and 8%, thereafter.

Drilling Activities, page 8

10.	Comment

Please revise your disclosure to comply with Item 1205 of Regulation S-K. For example, your disclosure should cover the last three fiscal years.

Response:

Our financial statements and related MD&A in this 10-K covered two years under the scaled reporting requirements available to smaller reporting companies under General Item 10(f) and the instructions to paragraph 303(a) contained in Item 303 of Regulation S-K. Accordingly, we also presented two years of data on drilling activities. We propose to provide data on drilling activities for three years in our 2010 Form 10-K.

We believe we have complied with the geographic requirement since “geographic area,” as defined in Regulation S-K Item 1200(d), means country, group of countries or continent, as applicable. Given the location of our operations, disclosures on a company-wide basis satisfy the geographic area requirement since all of our properties and operations are located in the United States.

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875

11.	Comment

Please provide the disclosure required by Item 1206 of Regulation S-K, or explain why such disclosure is not required.

Response:

We included in our 2009 Form 10-K the following which we believe is compliant with the requirements pursuant to Item 1206 of Regulation S-K:

(Under Part II, Item 7 in the opening paragraph under the header “Overview and Outlook” subheader “Results of Operations”)

Results of Operations

During the year ended December 31, 2009, we performed five workover operations, four of which were performed in our core fields during the second half of 2009. We completed drilling operations on one exploration well in the Western offshore area in early January 2010. We significantly curtailed our drilling operations beginning in the fourth quarter of 2008 and remained at significantly curtailed drilling activity levels during 2009 due to the factors impacting our liquidity addressed under “—Recent Events—Background to Chapter 11 Reorganization. (emphasis added)

(Under Part I, Item 1 in the paragraph under the header “Drilling Activity”)

Drilling Activity

Drilling activity refers to the number of wells completed at any time during the applicable fiscal years, regardless of when drilling was initiated. The term “completed” refers to the installation of permanent equipment for the production of oil or natural gas. Our 2009 development activities consisted of five gross (3.8 net) successful workovers. We executed one exploration well late in 2009 which was not completed until January 2010. We drilled no development or exploration wells that were completed in 2009. In 2008, we drilled 13 gross (10.6 net) development wells, all of which were productive. Also in 2008, we drilled four gross (0.9 net) exploration wells, of which three gross (0.7 net) were productive and one gross (0.2 net) was non-productive. (emphasis added)

We had only one well in-progress as of December 31, 2009, the results of which were successful and known in advance of filing our 2009 Form 10-K. Due to the timing of the drilling and completion operations, substantially all of the costs of drilling the subject well were included in our costs incurred for the year ended December 31, 2009.

Significant customers, page 17

12.	Comment

Please provide the disclosure required by Item 1207 of Regulation S-K, or tell us why such item is not applicable.

Response:

The Company commits to deliver volumes on a month-by-month basis for all of its production; thus, there were no fixed or determinable delivery commitments that required disclosure pursuant to Regulation S-K Item 1207.

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Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 40

13.	Comment

We note that your combined financial statements on page 40 for 2009 are comprised of predecessor operating activities from January 1 to September 30, 2009 plus successor operating activities from October 1 to December 31, 2009. Please remove this combined presentation from your document, as we believe it is inappropriate to merely combine information for the pre- and post-reorganization periods without reflecting all relevant pro forma adjustments required by Article 8-05 of Regulation S-X. For the purposes of discussing your results of operations, your analysis should be of the financial statements included in the filing, which is consistent with the requirement of Item 303 of Regulation S-K. If you determine that a supplemental MD&A discussion based on pro forma results would be appropriate and enhances an understanding of trends and changes, you may present a supplemental discussion based on pro forma financial information prepared in accordance with Article 8-05 of Regulation S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Similar concerns exist for the 2009 combined information presented on page 46.

Response:

We propose to exclude the full tabular presentation of the combined predecessor results of operations for the period from January 1 to September 30, 2009, plus successor results of operations for the period from October 1 to December 31, 2009, from our 2010 Form 10-K. We also propose to exclude the full tabular presentation of the combined predecessor cash flows from January 1 to September 30, 2009, plus successor cash flows from October 1 to December 31, 2009, from our 2010 Form 10-K. We confirm to you that if we determine that a supplemental MD&A discussion would be appropriate and enhance an understanding of trends and changes, we will present a supplemental discussion based on pro forma financial information prepared in accordance with Article 8-05 of Regulation S-X. If we include such pro forma presentation, we confirm that disclosure will be provided to explain how the pro forma presentation was derived, why we believe the presentation to be useful, and any potential risks associated with using such a presentation.

14.	Comment

Please revise your disclosure to provide all information required by Item 1204 of Regulation S-K.

Response:

Since our financial statements and related MD&A in the 2009 Form 10-K covered two years under the scaled reporting requirements available to smaller reporting companies under General Item 10(f) and the instructions to paragraph 303(a) contained in Item 303 of Regulation S-K, we also presented two years of data required by this item. In future filings, we will provide the information required by Item 1204 of Regulation S-K for three years. We believe we have complied with the geographic requirement since “geographic area,” as defined in Regulation S-K Item 1200(d), means country, group of countries or continent, as applicable. Given the location of our operations, disclosures on a company-wide basis satisfy the geographic area requirement since all of our properties and operations are located in the United States.

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Item 9A, Controls and Procedures, page 90

(c) Changes in Internal Control over Financial Reporting

15.	Comment

You disclose that there were no changes in your system of internal control during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, except as described below. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Revise your disclosure accordingly.

Response:

We propose to revise the disclosure in our 2010 Form 10-K as follows:

(c) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described below.

Since the date of our last Annual Report, we completed the implementation of our previously disclosed remediation action plan, which involved: (1) hiring adequate accounting resources with appropriate accounting expertise; and (2) enhancing existing financial reporting policies and procedures.

During the fourth quarter of 2009, we implemented the following actions which we believe remediate the weaknesses we previously identified: (1) we retained additional resources within the accounting department with sufficient expertise to assist in the preparation of our financial statements and disclosures in accordance with GAAP; and (2) we enhanced and strengthened our written accounting and reporting policies and trained our accounting department employees with respect to the new policies. (emphasis added)

Exhibits 99.1 and 99.2

16.	Comment

Please obtain revised reports that disclose the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. We note that the report in Exhibit 99.1 states the benchmark prices but not the adjusted weighted average prices from the relevant reserve report, and that Exhibit 99.2 does not state either the benchmark prices or the adjusted weighted average prices.

Response:

We have provided a copy of the relevant Staff comments to, and discussed them with, our principal contacts at Netherland Sewell & Associates, Inc. (“NSAI”) and Ryder Scott Company (“RSC”). We propose to include in our 2010 Form 10-K, Exhibits 99.1 and 99.2, the NSAI and

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RSC reports on our December 31, 2010 oil and natural gas reserves which address this comment and other comments that NSAI and RSC advise us have been raised by the Staff with respect to their reports on other registrants.

Exhibit 99.1

17.	Comment

We note the following language in Netherland Sewell’s report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal or accounting, rather than engineering or geologic.

It does not appear that NSAI has “excluded from [its] consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal or accounting, rather than engineering or geologic.” In this regard, we note that the definition of “reserves” in Rule 4-10 (a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•	remove the sentence referenced above; or
•	replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Response:

We have provided a copy of the relevant Staff comments to, and discussed them with, our principal contact at NSAI. We propose to include in our 2010 Form 10-K , Exhibit 99.1, the NSAI report on the Company’s December 31, 2010 oil and natural gas reserves which addresses this comment and other comments that NSAI advises us have been raised by the Staff with respect to their reports on other registrants.

Exhibit 99.2

18.	Comment

The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of Energy Partners, Ltd. and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:

We have provided a copy of the relevant Staff comments to, and discussed them with, our principal contact at RSC. We propose to include in our 2010 Form 10-K, Exhibit 99.2, the RSC report on the Company’s December 31, 2010 oil and natural gas reserves which addresses this comment and other comments that RSC advises us have been raised by the Staff with respect to their reports on other registrants.

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Form 10-Q for the Quarterly Period Ended September 30, 2010

19.	Comment

We note that you have included the signature of your chief executive officer. However, General Instruction G of Form 10-Q indicates that the form should be signed “by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant.” Please amend the filing to add the required signature of the principal financial or chief accounting officer. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2010.

Response:

We propose to include the signature of our Principal Financial Officer or Principal Accounting Officer in addition to, or in the dual role of, the signature of a duly authorized officer in our future filings on Form 10-Q.

Definitive Proxy Statement Filed April 23, 2010

Item 1 – Election of Directors, page 3

20.	Comment

Please revise your biographical information to cover the full time period required by Item 401(e) of Regulation S-K for each director. For example, we note that Mr. Griffiths’s biography does not disclose his activities from 2006 to 2009. In addition, to the extent that an individual held different positions at a company, disclose the relevant dates and positions held. For example, it is not clear whether Mr. McCarthy was a senior managing director since he began working at Bear Stearns in 1997.

Response:

We propose to revise the biographical information in our 2010 Form 10-K and 2011 Proxy as follows:

For Scott A. Griffiths, we will add the following sentence to his biography:

Subsequent to leaving Hydro Gulf of Mexico, Mr. Griffiths has been involved in certain energy investments for his own account.

For Marc McCarthy, we will revise the sentence in his biography relating to his time at Bear Stearns & Co., Inc., to read as follows:

Previously, Mr. McCarthy worked in the Global Equity Research Department of Bear Stearns & Co., Inc. and was responsible for coverage of the international oil and gas sector. Mr. McCarthy joined Bear Stearns & Co. in 1997 and held various positions of increasing responsibility until his departure in June 2008, at which time he was a Senior Managing Director.

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In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely,

Energy Partners, Ltd.

By:	/s/ David Cedro
David P. Cedro
Senior Vice President, Chief Accounting Officer and Controller

cc:

Tiffany J. Thom

John H. Peper

J. Mark Metts, Jones Day

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170   —   (504) 569-1875